COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

November 14, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Adaptive Alternatives Fund

Columbia Diversified Absolute Return Fund

Post-Effective Amendment No. 212

File No. 002-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 212 to the registration statement of the Registrant on Form N-1A (the “Amendment”) under Rule 485(a)(2) of the Security Act of 1933. The Amendment is being filed for the purpose of adding the newly-formed Columbia Adaptive Alternatives Fund and Columbia Diversified Absolute Return Fund to the Registrant.

As you will see from the enclosed Amendment, Columbia Adaptive Alternatives Fund will invest a significant portion of its assets in Columbia Alternative Strategies Fund, an affiliated mutual fund advised by Columbia Management Investment Advisers, LLC, in reliance on Section 12(d)(1)(G) of the Investment Company Act of 1940 (the “1940 Act”). Columbia Alternative Strategies Fund will, in turn, invest substantially all of its assets in Blackstone Alternative Multi-Strategy Fund, a third-party mutual fund advised by Blackstone Alternative Investment Advisors LLC, in reliance on Section 12(d)(1)(E) of the 1940 Act.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (617) 385-9536 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary
Columbia Funds Series Trust I